

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2025

Paul Baik
Manager of Musicow Asset US, LLC
Musicow US Vol. 1 LLC
345 N Maple Drive, Suite 210
Beverly Hills, California 90210

>   **Re: Musicow US Vol. 1 LLC**
>   **Form 1-A**
>   **Filed March 7, 2025**
>   **File No. 024-12581**

Dear Paul Baik:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed March 7, 2025

General

1.   We note that you plan to enter into Purchase Agreements pursuant to which Income Interest Owners will sell Income Interests related Music Assets to you. Please provide further details regarding these proposed transactions, including but not limited to the number of Music Assets included in each series of Royalty Shares and whether you plan to file a post qualification amendment to your Form 1-A in connection with any additional series of Royalty Shares.

Cover page

2.   We note you intend to price each series offering after qualification pursuant to Rule 253(b) and that the price per Royalty Share will be determined by the company's manager. Please revise to indicate the price range of the Series 00001 and along with the maximum number securities to be offered in that series. Also please revise to clarify when the price per Royalty Share will be determined by the company's manager and when it will be added to the offering statement.

3.   We note that your Manager's officers and employees will rely on Rule 3a4-1, the safe harbor from broker-dealer registration. Please advise us on how the Manager's officers and employees will comply with Rule 3a4-1.

4.   Please revise to clarify how the company plans to add additional series to the offering statement.

Compensation to be paid to Administrator, page 8

5.   Please clarify if the Administrative Fee is a one-time fee or if the fee is a reoccurring fee. Also clarify when the Administrative Fee is going to be paid.

Offering Price per Royalty Share of a series, page 16

6.   We note your statement that "[t]he fixed initial public offering price per Royalty Share in the range from $18.00 to $20.00 will be determined upon 15 business days of qualification of the Offering Statement by the SEC pursuant to Rule 253(b)." Please note that Rule 253(g)(1) indicates that the offering circular pricing supplement must be filed within 2 business days following the earlier of the date of determination of the offering price or the date such offering circular is first used after qualification in connection with a public offering or sale. Please revise your disclosure as appropriate or advise.

Series Distribution Policy, page 20

7.   Please revise here, and under an appropriate caption in your Summary section, to disclose all fees that are expected to reduce Income Interests otherwise payable to Royalty Share Holders as Royalty Share Income.

8.   Please revise here, and under your Description of the Royalty Shares section, to describe the capital management strategies you expect to implement for Income Interests you have received in respect of Royalty Rights but not yet distributed to Royalty Share Holders. Disclose the material terms of any corresponding financial instruments, and clarify how any gains/losses may impact your ability to satisfy your distribution obligations to Royalty Share Holders.

Use of Proceeds to Issuer, page 62

9.   Please revise to disclose and quantify all sources of offering and acquisition expenses, including offering and acquisition expenses payable to the Company, sourcing fees payable to the Company, and administrative fees payable to the Manager.

10.   We note your statement that "[a]ny proceeds raised by the company in excess of the aggregate expenses described and accounted for in the table below will be used by the company as working capital to fund our operations, including the provision of ongoing administrative services related to the Royalty Shares." We do not understand how you anticipate that you will raise more than your maximum offering amount of $7,640.00 as noted on your cover page and on page 4. Please revise or advise as appropriate.

11.   Please revise to clarify the $1,415.00 in the column "Organizational and Offering Costs" as to the amounts for partial reimbursement of organizational and Offering costs and expenses, ongoing cost and expenses associated with each offering, holding

and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses.

Liquidity and Capital Resources, page 79

12.   We note your disclosure that the Manager has funded the Company in an amount of approximately $20,000.00 as of the date of this filing. However we note your disclosure on page 23 that the Manager has funded the Company in an amount of approximately $50,000.00 as of the date of this filing. Please reconcile the inconsistency or advise.

Exlcusive Forum porvision, page 98

13.   Please revise to clarify the scope of the Operating Agreement's exclusive forum provision. In this regard, we note that it designates the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in Delaware, as the exclusive forum for disputes between the Company and its shareholders involving claims under the Securities Act. However, your disclosure also states that the provision "would not apply to suits bought to enforce a duty or liability created by the Securities Act, Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction."

Index to Financial Statements, page F-1

14.   We note that on January 14, 2025, Musicow IP entered into an Asset Purchase Agreement with Brian Kennedy Seals pursuant to which Musicow IP agreed to purchase the underlying copyrights to "Mr. Know It All." Subsequently on March 3, 2025, Musicow IP entered into a Royalty Sharing Agreement with the registrant's Manager in which they agreed to assign Royalty Rights from "Mr. Know It All" to the Manager. Given the business plan of the registrant and the related party nature of these entities, it appears that the registrant's operations may have commenced. Please provide a thorough analysis telling us why you have omitted certain financial statements required by Part F/S of Form 1-A.

Exhibits

15.   Please file as an exhibit the technology services agreement between you and North Capital Private Securities Corporation.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Svetlana Rovenskaya